UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

ACIES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

004507109
(CUSIP Number)

Oleg Firer
14 Wall Street, Suite 1620
New York, New York 10005
Telephone: (800) 361-5540

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Oleg Firer

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power
Number of	27,530,009
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	684,376
Reporting
Person With	| 9 | Sole Dispositive Power
8,949,910

|10 | Shared Dispositive Power
684,376

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
27,530,009

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
53.49%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Acies Corporation (the “Company”).  The principal executive offices of the Company are located at 14 Wall Street, Suite 1620, New York, New York 10005.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Oleg Firer.  Mr. Firer’s business address is 14 Wall Street, Suite 1620, New York, New York 10005.  Mr. Firer is the President and Chief Executive Officer of the Company.

(d)-(e)  During the last five years, Mr. Firer: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Firer is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

Mr. Firer acquired 8,212,510 shares of the Company in exchange for 6,000,000 shares of the issued and outstanding common stock of a separate company, pursuant to an Exchange Agreement dated July 2, 2004 (the “Exchange”).  Mr. Firer owns one-third of the issued and outstanding shares of GM Merchant Solution, Inc., a New York corporation (“GM-NY”), and one-third of the membership interests of GMS Worldwide Solution, LLC, a New York limited liability company (“GMS-NY”).  GM-NY and GMS-NY each acquired 342,188 (or an aggregate 684,376) shares of Common Stock of Atlantic Synergy, Inc. each in exchange for 250,000 (or an aggregate 500,000) shares of the issued and outstanding common stock of the separate company pursuant to the Exchange.  Mr. Firer is considered to be the beneficial owner of all 342,188 shares of the Common Stock of Atlantic Synergy, Inc. owned by each of GM-NY and GMS-NY, as pursuant to a voting agreement, he has the right to vote such shares.

In September 2004, Mr. Firer received 720,000 shares under the Company’s 2004 Officer/Director/Employee Stock Award Plan.

In October 2004, Mr. Firer purchased 3,900 shares of the Company’s common stock.

In February 2005, Mr. Firer purchased 5,200 shares of the Company’s common stock.

In May 2005, Mr. Firer purchased 8,200 shares of the Company’s common stock.

On or about June 18, 2008, six (6) different stockholders of the Company, holding an aggregate of 17,895,723 shares of the Company’s common stock, entered into Proxy Agreements with Oleg Firer whereby they appointed Mr. Firer as proxy with full power of substitution to such stockholder’s shares of common stock at any annual or special meeting held with thirteen (13) months of each particular stockholders’ entry into the Proxy Agreements.  The stockholders that entered into Proxy Agreements with Mr. Firer include Rite Holdings, Inc. (7,190,331 shares), Yakov Shimon (8,932,510 shares), Leonid Shimon (266,907 shares), Arkady Khavulya (1,423,175 shares), Stanislav Pavlenko (7,800 shares), and G.R. Woitzik (75,000 shares).  Mr. Firer plans to use his proxy power to elect new members to the Board of Directors of the Company.

Mr. Firer holds the rights to 1,692,006 vested options to purchase shares of the Company’s common stock at an exercise price of $1.00 per share which have vested to date.

Mr. Firer also holds rights to 583,333 vested options to purchase shares of the Company’s common stock at an exercise price of $0.25 per share, and 416,667 options to purchase shares of the Company’s common stock an exercise price of $0.25 per share, which have not vested to date.

Item 4. Purpose of Transaction

Mr. Firer acquired the voting rights to the 17,895,723 shares discussed in Item 3 above to elect new members to the Board of Directors.  Mr. Firer did not acquire any securities in the proxy agreement transaction that is being reported.  In the future, depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Firer may purchase additional securities of the Company or dispose of some or all of securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than what was described in Item 3, Mr. Firer does not currently have any plans or proposals which relate to or would result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a material change in the present capitalization or dividend policy of the Company;

(e)	other material changes in the Company’s business or corporate structure;

(f)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Firer does not have any plans or proposals which relate to or result in:

(g)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i)	any action similar to any of those enumerated in (g) through (h), above.

Mr. Firer does have plans which may result in:

(j)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Firer has the right to vote an aggregate of 27,530,009 shares of the Company, which collectively represents a total of 53.49% of the total issued and outstanding shares of the Company, based on 51,469,095 shares of the Company issued and outstanding as of the filing of this amended Schedule 13D, which does not include the exercise of any vested options which Mr. Firer holds.

(b)
Mr. Firer has the sole power to vote or to direct the vote of 27,530,009 of the shares beneficially owned by Mr. Firer.  Mr. Firer has the sole power to dispose or to direct the disposition of 8,949,910 of the shares beneficially owned by Mr. Firer.  Mr. Firer has shared voting power in connection with 684,376 shares beneficially owned by Mr. Firer and no dispositive control over 17,895,723 shares beneficially owned by Mr. Firer.

(c)	See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 8,949,910 shares individually beneficially owned by Mr. Firer.  Mr. Firer shares the right to direct the receipt of dividends in connection with 684,376 shares which he beneficially owns and has no right to direct the receipt of dividends in connection with 17,895,723 shares which he beneficially owns.

(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Firer entered into Proxy Agreements with the shareholders described above.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2008

By:	/s/ Oleg Firer
Oleg Firer